UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On August 14, 2024, SuperCom Ltd.’s (the “Company”) shareholders approved and empowered the Company’s board of directors to approve, and the Company’s board of directors approved, for the Company to effectuate a 1-for-20 Reverse Split (the “Reverse Split”) of all of the Company’s issued and outstanding ordinary shares, NIS 2.5 par value per share (the “ordinary shares”). The Reverse Split will become effective in the market at the open of business on August 22, 2024 (the “Effective Date”). The post-Reverse Split ordinary shares will continue to trade on the Nasdaq Stock Market (“Nasdaq”) under the Company’s current symbol of “SPCB”, and on the Effective Date will trade at the new split-adjusted price.

The Company and its board of directors believes that the Reverse Split and the Reverse Split Ratio (as defined below) selected is in the best interest of the Company and its shareholders in order to satisfy the $1.00 minimum bid price requirement, as set forth in Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”), for continued listing on the Nasdaq, and to attract additional institutional investors who do not or cannot invest in shares which are deemed penny stock. Accordingly, the Company believes that its post-Reverse Split shares will be more attractive to such institutional investors and in light of the Company’s recent quarterly results for its first and second quarter ended March 31 and June 30, 2024, respectively.

As a result of the Reverse Split, every twenty shares of the pre-split issued and outstanding ordinary shares will automatically convert into one post-split ordinary share (the “Reverse Split Ratio”), with a corresponding reduction of the number of ordinary shares that the Company is authorized to issue. All fractional shares will be rounded up. The new CUSIP number for the ordinary shares will be M87095309.

As a result of the Reverse Split, all options, warrants and convertible securities of the Company outstanding immediately prior to the Reverse Split will be adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable and the convertible securities are convertible by twenty and multiplying the exercise price or the conversion price thereof by twenty, all in accordance with the terms of the plans, agreements or arrangements governing such securities.

The Company’s stockholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Reverse Split will automatically be reflected in their brokerage accounts. It is not necessary for the Company’s stockholders who are holding their shares in certificated form to exchange their existing stock certificates for new stock certificates of the Company in connection with the Reverse Split, although stockholders may do so if they wish. The new par value of the ordinary shares shall be NIS 50.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Arie Trabelsi Name: Arie Trabelsi Title: Chairman of the Board

Date: August 20, 2024